SAMSUNG
ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD
SAMSUNG MAIN Bldg., 250
Taepyung Ro, 2Ga,
Choong Ku, Seoul, Korea, 100-742
TEL : 727-7114 FAX : 753-0967

02015399

February 22, 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

RECD S.E.C.
FEB 2 5 2002
080

Re: Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

SUPPL

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Jin Hyuk Park of Simpson Thacher & Bartlett, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2514-7665. Thank you.

Very truly yours,

PROCESSED
MAR 0 5 2002
THOMSON
FINANCIAL

Name: Heejin Yang
Title: Associate

dw 2/26

Company News on the Status of Preferred Shares

The current Article 8 of the Articles of Incorporation of Samsung Electronics (AOI), which was amended as of Feb. 28th, 1997, provides for the conversion of the preferred shares into common shares upon expiry of the 10-year duration of the preferred shares. However, the old provisions of the AOI regarding the preferred shares, which were in effect prior to Feb. 28th, 1997, did not provide for such conversion and those provisions are almost exactly copied to Article 5, Paragraph 2 of the Addendum of the current AOI.

As such, while the amended Article 8 applies only to the preferred shares newly issued after Feb. 28th, 1997, Article 5, Paragraph 2 of the Addendum still applies to the old preferred shares issued prior to Feb. 28th, 1997 and therefore, the old preferred shares are not to be converted into common shares. Since all outstanding preferred shares of Samsung Electronics were issued prior to Feb. 28th 1997, those shares are not to be converted into common shares.